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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                            (Name of Subject Company)

                       TRANSPORTATION ACQUISITION I CORP.
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   479477 10 1
                      (CUSIP Number of Class of Securities)


                                 THOMAS M. BEGEL
                       TRANSPORTATION ACQUISITION I CORP.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                             CHICAGO, ILLINOIS 60611
                            TELEPHONE: (312) 280-8844
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:

          JOSEPH A. COCO, ESQ.                           DENNIS S. HERSCH, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                 DAVIS POLK & WARDWELL
           FOUR TIMES SQUARE                              450 LEXINGTON AVENUE
     NEW YORK, NEW YORK 10036-6522                      NEW YORK, NEW YORK 10017
       TELEPHONE: (212) 735-3000                       TELEPHONE: (212) 450-4000
       FACSIMILE: (212) 735-2000                       FACSIMILE: (212) 450-4800

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         / /        third-party tender offer subject to Rule 14d-1.
         / /        issuer tender offer subject to Rule 13e-4.
         / /        going-private transaction subject to Rule 13e-3.
         / /        amendment to Schedule 13D under Rule 13d-2.



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Contact:  Andrew M. Weller - (312) 280-8844


                      TRANSPORTATION TECHNOLOGIES AGREES TO
                      MANAGEMENT BUYOUT AT $21.50 PER SHARE

         CHICAGO, ILLINOIS, January 31, 2000 - Transportation Technologies Industries, Inc. (NASDAQ: TTII) announced today that it has entered into a definitive merger agreement providing for the acquisition of the Company by an investor group led by senior members of the Company's management, including Thomas M. Begel, its Chairman and Chief Executive Officer, and Andrew M. Weller, its President and Chief Operating Officer.

         Under the terms of the merger agreement, which was unanimously approved by the Company's Board of Directors after receiving the unanimous recommendation of a special committee of independent members of the Board, the Company and Transportation Acquisition I Corp., a company formed by the investor group, will commence a joint tender offer to purchase for $21.50 per share in cash all of the outstanding shares of Transportation Technologies' common stock. This price represents a premium of approximately 38.7% over the closing market price of Transportation Technologies' common stock on December 13, 1999, the last trading day before the Company announced that it had received a proposal from the investor group. The original proposal was at $20 per share.

         The Company and the investor group have received executed commitment letters from financial institutions providing for all of the necessary debt and equity financing for the proposed acquisition.

         The tender offer, which is expected to commence no later than February 4, 2000 and remain open until March 3, 2000, unless extended, will be followed by a merger under which those shares not tendered will be converted into the right to receive the same $21.50 per share in cash. The tender offer is conditioned on the funding of the committed financing, the tender of a sufficient number of shares to give Transportation Acquisition I Corp. ownership of at least a majority of the fully diluted outstanding shares of the Company after giving effect to the repurchase of shares by the Company in the offer, the agreement of the holders of the Company's outstanding 11-3/4% notes to either sell their notes to the Company or consent to certain amendments to the indentures for such notes and other conditions. The tender offer will only be made pursuant to definitive tender offer materials that will be distributed to the Company's stockholders and filed with the Securities and Exchange Commission.





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         The Board's approval of the transaction was based, in part, on the recommendation of the special committee of independent members of the Board which had been formed to consider the proposal. The special committee's recommendation was based on a number of factors, including the opinion of the special committee's independent financial advisor, Merrill Lynch & Co., that the consideration being offered is fair from a financial point of view to the Company's stockholders (other than the investor group). The full text of the Merrill Lynch opinion will be included in the offer to purchase.

         Concurrently with the joint tender offer for the Company's common stock, the Company will also commence offers to purchase and consent solicitations with respect to both its 11-3/4% Senior Subordinated Notes due 2005 and its 11-3/4% Series B Subordinated Notes due 2005. These offers to purchase and consent solicitations will only be made pursuant to tender offer and consent solicitation materials that will be distributed to the Company's note holders.

         Transportation Technologies Industries, Inc. is a Delaware corporation with its principal executive offices located at 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois, 60611. The Company is a leading manufacturer of components for heavy-duty and medium-duty trucks and buses and the trucks parts aftermarket. The Company's product lines include Gunite wheel-end components, Brillion custom iron castings, Imperial body and chassis components, Bostrom truck and bus seating systems and Fabco steerable drive axles and gearboxes. The Company has manufacturing operations in Alabama, California, Illinois, Indiana, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

         CERTAIN STATEMENTS MADE IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS AND PERFORMANCE TO DIFFER MATERIALLY FROM ANY EXPECTED FUTURE RESULTS OR PERFORMANCE, EXPRESSED OR IMPLIED, BY THE FORWARD-LOOKING STATEMENTS. TRANSPORTATION TECHNOLOGIES ASSUMES NO RESPONSIBILITY TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITA TION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, TRANSPORTATION ACQUISITION I CORP. AND THE COMPANY WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMIS SION AND THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF




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TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITA-
TION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCK HOLDERS OF THE COMPANY, AT NO EXPENSE TO THEM. THE TENDER OFFER STATE MENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICI TATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.


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